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                             January 4, 2023

       Weilin Zhang
       Chief Financial Officer
       Tantech Holdings Ltd
       c/o Tantech Holdings (Lishui) Co., Ltd.
       No. 10 Cen Shan Road, Shuige Industrial Zone , Lishui City
       Zhejiang Province 323000
       People   s Republic of China

                                                        Re: Tantech Holdings
Ltd
                                                            Form 20-F/A for the
Fiscal Year Ended December 31, 2021
                                                            Filed December 23,
2022
                                                            Response Dated
November 28, 2022
                                                            File No. 001-36885

       Dear Weilin Zhang:

              We have reviewed your November 28, 2022 response to our comment letter and your
       Form 20-F/A filed December 23, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 10, 2022 letter.

       Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2021

       Financial Statements, page F-1

   1.                                                   We note that your
amended Form 20-F includes only the revised report of your
                                                        independent registered
public accounting firm without the full corresponding set of financial statements.
Please file an amended Form 20-F to include the entire Item 17, including the full set
of financial statements, as required by Rule 12b-15 of Regulation
                                                        12B. Note that the
amended filing is to be accompanied by all certifications, updated as appropriate.
 Weilin Zhang
Tantech Holdings Ltd
January 4, 2023
Page 2

        You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at (202) 551-3188 or Jason Drory at
(202) 551-8342 with any other questions.



                                                          Sincerely,
FirstName LastNameWeilin Zhang
                                                          Division of
Corporation Finance
Comapany NameTantech Holdings Ltd
                                                          Office of Industrial
Applications and
January 4, 2023 Page 2                                    Services
FirstName LastName